FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    October 21, 2002                 By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                         Nick DeMare
                                         Director
                                         (Signature)*

      *Print the name and title of the signing officer under his signature.

                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
       Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
   Section 80(1) of the Securities Act, Saskatchewan (the "Saskatchewan Act")


1.   Reporting Issuer

     The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, British Columbia V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     October 21, 2002

3.   Press Release

     The press release was released on October 21, 2002 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.   Summary of Material Change(s)

     See attached press release for details.

5.   Full Description of Material Change

     See attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare, Director
     Phone: (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 21st day of October, 2002.




                                                    "Nick DeMare"
                                                    ----------------------------
                                                     Nick DeMare, Director

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------

NEWS RELEASE                                                    October 21, 2002


The Company provides this management discussion and analysis on its activities for the year ended May 31, 2002 and through October 15, 2002.

Operations

During the year ended May 31, 2002, the Company recorded a loss of $27,984,522 ($0.77 per share) compared to a loss of $1,518,858 ($0.05 per share) for the comparable 2001 period.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills San Joaquin Joint Venture Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests (the "Enserch Properties") to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, the Enserch Properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1 and the sale of the production of the Enserch Properties, petroleum and natural gas revenues decreased by 96%, from $5,228,674 during 2001 to $230,624 in 2002. Revenue from oil and liquids production decreased 97% to $57,609 in 2002 from $1,774,758 in 2001. Production of oil and liquids in 2002 decreased 95% to 17,423 MCFE in 2002 from 383,537 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.31/MCFE compared to $4.63/MCFE in 2001, a decrease of 29%. Revenue from natural gas production decreased 97% to $173,015 in 2002 from $5,638,478 in 2001. Natural gas production decreased 94% to 54,931 MCF in 2002 from 925,635 MCF in 2001. The average price received in 2002 was $3.15/MCF, a decrease of 48% from $6.09/MCF in 2001. A significant portion of the Company's fiscal 2001 oil and natural gas production was hedged. These hedges reduced revenues for the year ended May 31, 2001 by $2,180,341.

On an MCFE basis, production costs increased 60%, from $1.45/MCFE in 2001 to $2.32/MCFE in 2002. The depreciation and depletion rate increased 51%, from $1.11/MCFE in 2001 to $1.68/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $25,907,079 in 2002 as a result of the ceiling test performed effective May 31, 2002. The impairment charge in 2002 reflects a number of significant developments which has occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, there has been an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. Estimated proved reserves for ELH #1 (assuming success with water disposal facility, discounted at 10%, was $18.1 million at May 31, 2001, compared to $175,000 (based on current production) at May 31, 2002. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,893,186 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totaling $1,564,927 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

Hilton Petroleum Ltd.
October 21, 2002
News Release, Page 2


General and administrative costs decreased by $475,976, approximately 37% from $1,292,431 in 2001 to $816,455 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to reduction of expenses resulting from the closure of the Tulsa office after the sale of its petroleum and natural gas interests to Exco Resources Inc. subsequent to February 28, 2001, reduced office personnel at the Bakersfield office in 2002, and a general decrease of activities due to the Company's reduced financial resources.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. A total of $505,827 was expended in 2002 relating to this business. The Company determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and charged the costs to operations.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares. A further $125,000 write-down was made in 2002 for other investments. In 2001, the Company recorded an initial write-down of $956,253 relating to its investment in Trimark.

Interest expense on long-term debt decreased by $786,047, approximately 53% from $1,480,291 in 2001 to $694,244 in 2002, reflecting the decrease in long-term debt during 2001 on the retirement of the balance of the Bank One credit facility.

During 2002, the Company recorded $2,177,765 in expenditures on its petroleum interests compared to $8,332,486 in 2001. Additions recorded for 2002 comprised of $1,399,385 on the East Lost Hills Project and $778,380 for the exploration of the Regional California Prospects. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded as accounts payable at May 31, 2001. During 2002, the Company reversed the $713,674, with an offsetting credit to petroleum and natural gas interests.

Liquidity and Capital Resources

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. At May 31, 2002, the Company had working capital of $692,973. Subsequent to May 31, 2002, the Company paid $505,000 for its share of the side-track well at the Suisan #25 well. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities, the continued exploration and development of its petroleum interests or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

Business Update

Petroleum Activities

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates

Hilton Petroleum Ltd.
October 21, 2002
News Release, Page 3


declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. The Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, also aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not completed on these wells and conclusions based on the test results to date cannot be relied upon. As of this writing, both ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, Anadarko, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 23% working interest in the prospects tested.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. The Company originally held a 33.4% working interest in the Basil Prospect and increased its working interest to 48% under the proposed side-track.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures.

Hilton Petroleum Ltd.
October 21, 2002
News Release, Page 4


It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002.

Mineral Properties

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest in certain resource properties located in China and Mongolia. Under the terms of the agreement the Company has agreed to issue up to 8,000,000 common shares and pay up to CDN $3.2 million to make the acquisitions. These transactions are subject to filing with the TSX Venture Exchange.

Included in the portfolio of properties are two, which are identified by management, as the initial properties on which the Company will focus its efforts. These properties are:

     King Hill Property

     Located in the People's Republic of China, the King Hill Property covers approximately 3,000 square kilometers. The exploration and exploitation rights are held through leases, valid for an initial term of 25 years, and then renewable. The property covers a vast area with numerous and varied mineral occurrences. This property was of particular interest to management due to the existence of a significant gold property, in the Northern portion of the property. The vendors have represented that at this gold property there are 67 quartz structures outcropping at surface. The quartz structures are substantial in length, with one being over 4,300 meters in length and nine over 2,000 meters in length. In total there are over 40,000 meters of exposed quartz structures outcropping at surface. Production at the property commenced in 2000. Ore is processed through a mill which has the capacity to process 250 tonnes of ore per day. Mining operations are currently centered on two quartz structures, production is from three shafts, 2 meters by 2 meters and 80 meters in depth. The vendors have represented that the head grade has averaged 10 grams of gold per tonne, with recoveries averaging 8 grams of gold. The mill is currently operating at about 85 tonnes per day with cash costs of production being $17.50 per tonne for mining and $15.00 per tonne for milling.

     Bonanza Property

     The Bonanza Property is located in Mongolia and covers an area in excess of 700 square kilometers. Exploration and exploitation rights are held through three licences which are in good standing and valid for about 60 years with standard government holding costs. A payment of US$500,000 is due to the land owner once an economic feasibility study has been prepared.

     The Company has agreed to pay a 5% finders fee, in shares, subject to filing with regulatory authorities on completion of this acquisition. Technical due diligence on the properties is substantially complete with positive results on the technical merits of the properties. Legal due diligence, specifically relating to tenure issues, is ongoing.

Proprietary Software Activities

During the fiscal year ended May 31, 2002, the Company identified a number of business opportunities in the further development of certain proprietary software technologies - called OE2 and NFN - with Eyekon Technologies Inc. ("Eyekon"), a private company at arms-length to the Company. The Company agreed to work with Eyekon to identify and develop software programs using the OE2 and NFN technologies, which could be used in a number of business applications and industries.

The Company formed A.I. Solutions Ltd. ("A.I. Solutions"), an 80% owned subsidiary, to pursue this business activity. As at September 30, 2002, A.I. Solutions has identified, with Eyekon, a number of opportunities and have formed a number of companies to conduct these activities. These ownership interests, vary between 30% - 100%, and are incorporated in Canada and the United States. The following companies are active:

Hilton Petroleum Ltd.
October 21, 2002
News Release, Page 5

     a) 50% ownership of Hilton Power Ltd. ("Hilton Power"), a British Columbia corporation, which owns 100% of Hilton Power Inc., a California corporation. Hilton Power was incorporated to develop software programs using intelligent software to build a "better fuel cell". To date, no significant progress has been made, nor costs incurred.

     b) 100% ownership of StaySafe Software Inc. ("StaySafe"), a British Columbia corporation, which owns 100% of Lifesaver Technologies Inc., a Nevada corporation. StaySafe was formed to develop and market the Hazard Avoidance Software Program ("HASP"). The HASP employs artificial intelligence and simulation capabilities into a CD-Rom / Web-based solution to deal with emergency situations. The HASP CD-Rom contains three components: i) StaySafe Library - information on natural disasters and the most threatening chemical, biological and radioactive agents;
        ii) StaySafe Simulator - allows the users to generate disaster simulations in preparation for emergency scenarios and the ability to visually monitor its progress in real time; and iii) Early Warning Alert
        - broadcast text messaging service containing actual disaster details and critical precautionary information. As of September 30, 2002, Stay-Safe has completed the development of the HASP and is currently marketing it. No sales have been made.

     c) 30% ownership of Enabled Simulations Inc. ("Enabled"), an Alberta incorporated company. Enabled focusses on the research, development and marketing of process modelling and plant/process simulation software.

In addition to its holdings noted above, A.I. Solutions is also directly pursuing the development and use of "intelligent" software. Currently it is developing a product for the health/diet industry. A. I. Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that A. I. Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and, in the United States, on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com

ON BEHALF OF THE BOARD

"Donald Busby"
-------------------------
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.